Via EDGAR and Federal Express

October 14, 2008

Mr. Karl Hiller

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C.  20549-7010

Re:	EXCO Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-32743

Dear Mr. Hiller,

In response to your letter dated September 30, 2008, we are forwarding the information requested in connection with your review of our Form 10-K for the year ended December 31, 2007, or the 2007 Form 10-K, filed with the Securities and Exchange Commission, or the Commission, on February 29, 2008.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.   We further acknowledge that the comments by the staff of the Securities and Exchange Commission, or the Staff, or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have repeated the Staff’s comments below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Significant Business Transactions, page 3

1.                                      Here, or in another appropriate place, provide a description of the rights, features, terms, etc., of the Hybrid Preferred Stock issued by the Company in connection with the Vernon Acquisition in 2007.

We direct the Staff’s attention to our Form 8-K, dated March 28, 2007 and filed on April 2, 2007, as amended by Amendment No. 1 thereto filed on April 2, 2007,

and our Definitive Proxy Statement on Schedule 14A filed on July 16, 2007 for a complete description of the rights, features, terms, etc. of the Hybrid Preferred Stock issued in connection with the Vernon Acquisition.  At our annual meeting of shareholders on August 30, 2007, the holders of our common stock approved a proposal to transform the rights, features, terms, etc. of the Hybrid Preferred Stock into rights, features, terms, etc. that were identical to our Series A-1 and Series A-2 7.0% Cumulative Convertible Perpetual Preferred Stock.  On page 5 of the 2007 Form 10-K, we included the following disclosure:

“Since NYSE Shareholder Approval was obtained on August 30, 2007, the designations, preferences, limitations and relative voting rights of the Series A-1 Hybrid Preferred Stock became identical to the designations, preferences, limitations and relative voting rights of the Series A-1 7.0% Preferred Stock, including the right to dividends and the right to convert into our common stock.”

A description of the rights, features, terms, etc. of the Series A-1 7.0% Preferred Stock, which are identical to the rights, features, terms, etc. of Series A-1 Hybrid Preferred Stock, can be found on page 4 of our 2007 Form 10-K.

Since the original terms of the Hybrid Preferred Stock were disclosed in our prior public filings with the Commission and such terms were no longer effective as of August 30, 2007, we believed that the disclosure of such terms in our 2007 Form 10-K was not material to our shareholders at that time.

We also direct the Staff’s attention to the mandatory conversion of all outstanding shares of our preferred stock into a total of approximately 105.2 million shares of our common stock that occurred on July 18, 2008.  After July 18, 2008, all rights of the holders of our preferred stock terminated, except for the right to receive the whole shares of common stock issuable upon conversion, accrued dividends through July 18, 2008 and cash in lieu of any fractional shares. As a result of this conversion, our preferred stock no longer exists.

We respectfully request the Staff’s concurrence that an amendment of our 2007 Form 10-K in response to this comment is not necessary given our prior public disclosure of the original rights, features, terms, etc. of the Hybrid Preferred Stock and the transformation of those rights effective August 30, 2007.

Compensation Discussion and Analysis, page 21

Setting Executive Compensation, page 22

2.                                      Please confirm for us that in all future filings the identities of the companies that make up your peer group for purposes of determining executive compensation will be identified by name.

Additionally, as it appears that your compensation committee identifies target ranges for the compensation of your executives, in all future filings such target ranges should be disclosed as well.  Please confirm your understanding to provide such disclosure in the future.

We acknowledge the Staff’s comment and will identify by name the companies that make up our peer group for purposes of determining executive compensation in our future filings that require us to include that information. In addition, we will identify the target compensation ranges considered by our compensation committee for our executives in our future filings that require us to include that information.

Quantitative and Qualitative Disclosures about Market Risk, page 80

3.                                      We note in your discussion on commodity price risk, you identify realized gains and losses on settlements of derivative financial instruments as sources of increases or decreases in revenues.  However, you do not discuss your exposure to the unrealized gains and losses caused by fair value movements of the unsettled derivative instruments.  As these unrealized movements can and have significantly impacted your results of operations and as their ultimate realization are dependent upon uncertain and potentially volatile commodity prices, please explain why you do not believe a discussion on the fair value movements of unsettled derivatives should be included in your disclosures about market risk.

In addition, please identify the extent to which your planned production is subject to derivative contracts for each of the next five years.

We direct the Staff to disclosures on page 32 in Item 1A. Risk Factors – “Risks relating to our business.”  The risk titled “Our use of derivative financial instruments may cause us to forego additional future profits or result in our making cash payments” specifically states that we may incur significant unrealized losses in the future and that ultimate settlement of unrealized derivative financial instruments contracts is dependent on future commodity prices.  Further, this risk disclosure directs the reader to “Item 7.  Management’s discussion and analysis of financial condition and results of operations – Liquidity, capital resources and capital commitments – Derivative financial instruments.”

In the MD&A section on page 62, the following paragraph discloses cash and non-cash benefits or losses arising from derivative financial instruments:

Our objective in entering into derivative financial instrument contracts is to manage price fluctuations, protect our returns on investments, and achieve a more predictable cash flow in connection with our acquisition activities and borrowings related to these activities. These transactions limit exposure to declines in prices, but also limit the benefits we would realize if prices increase. When prices for oil and natural gas are volatile, a significant portion of the effect of our derivative financial instrument management activities consists of non-cash income or expenses due to changes in the fair value of our derivative financial instrument contracts. Cash charges or gains only arise from payments made or received on monthly settlements of contracts or if we terminate a contract prior to its expiration.

We agree with the Staff’s observation that such disclosure in “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” would enhance our market risk section.  Accordingly, we are respectfully requesting the Staff’s agreement to include substantially the same language regarding the risks as described in our MD&A section within Item 7A in future filings.

In addressing the Staff’s comment on identification of the extent to which our planned production is subject to derivative financial instrument contracts, we believe that our tabular presentation on pages 78 and 79 provide these volumes.  Management has elected not to disclose planned volumes for future periods as the forward-looking aspects of such disclosure could potentially lead analysts and potential investors to interpret the planned volumes as guidance in future years. Typically, we do not provide guidance related to future years.

Engineering Comments

Business, page 1

Summary of Geographic Areas of Operations, page 8

4.                                      We note your statement in footnote (1) on page 9, “The total Proved Reserves [1865.1 BCFE] and the total PV-10 of the Proved Reserves, as used in this table, were prepared by Lee Keeling and Associates, Inc., or Lee Keeling, an independent petroleum engineering firm in Tulsa, Oklahoma.  For each area set forth in the table, the Proved Reserves and PV-10 were extracted from the report from Lee Keeling by our internal engineers.”  On page 137 you state, “We retain independent engineering firms to provide annual year-end estimates of our future net recoverable oil and natural gas reserves.”  These do not agree with the statement in the second paragraph on page 14, “The total reserve estimates presented as of December 31, 2005, 2006 and 2007 have been prepared by our internal engineers.”  Please submit the revisions that you propose to resolve these inconsistencies; the volumes of your disclosed proved reserves that were estimated by your in-house engineering staff and by your third party engineer should be clear.

EXCO retained Lee Keeling to prepare an independent estimate of our reserves and future net cash flows.  EXCO requested Lee Keeling to prepare three separate reserve reports – one for our East Texas/North Louisiana region, one for our Appalachian region, and one for all of our remaining properties.  When the table on page 9 in the 2007 Form 10-K was prepared, our internal engineers used the detail of all of our properties as provided by Lee Keeling in its three separate reserve reports for purposes of separating the reserves into the five respective areas as detailed in the table on page 9.  With regard to the statement on the second paragraph on page 14, the reference to “internal engineers” should have read “external engineers.”  This was an error and will be revised in future filings.

Our oil and natural gas reserves, page 13

5.                                      We note the statement in the first paragraph on page 15, “Lee Keeling issued an unqualified audit opinion on our Proved Reserves at December 31, 2007, based upon their evaluation.  Their opinion concluded that our estimates of Proved Reserves were, in the aggregate, reasonable.”  Please furnish to us the third party engineer’s “audit opinion” and include a spreadsheet comparison between your proved reserve estimates and those of the third party engineer for each of your five project areas.

We have attached the summary letters from each of the three aforementioned reserve reports which were prepared by Lee Keeling pursuant to EXCO’s request.  EXCO acknowledges that use of the term “audited” may cause some confusion and, in future filings, we will not use the term “audited” unless that is the actual service performed. The following table compares the total proved reserves estimates prepared by EXCO’s internal engineers with the final Lee Keeling estimate for each of three reserve reports used in our 2007 Form 10-K.

	Internal
	engineer’s	Lee Keeling’s
	estimate of	estimate of
	total proved	total proved
	reserves	reserves	Difference	%
Principle project areas	(Bcfe)	(Bcfe)	(Bcfe)	variance
East Texas/North Louisiana	964.3	973.0	8.7	0.9%
Appalachia	433.2	418.5	(14.7)	-3.4%
Mid-Continent, Permian, Rockies	474.0	473.6	(0.4)	-0.1%
	1,871.5	1,865.1	(6.4)	-0.3%

Pursuant to the Staff’s request, the table below summarizes the proved reserves differences by each of our five project areas:

	Internal
	engineer’s	Lee Keeling’s
	estimate of	estimate of
	total proved	total proved
	reserves	reserves		Difference	%
Principle project areas	(Bcfe)	(Bcfe)		(Bcfe)	variance
East Texas/North Louisiana	964.3	974.3	(a)	10.0	1.0%
Appalachia	433.2	418.5		(14.7)	-3.4%
Mid-Continent	315.7	315.4		(0.3)	-0.1%
Permian	145.3	143.9		(1.4)	-1.0%
Rockies	13.0	13.0		—	0.0%
	1,871.5	1,865.1		(6.4)	-0.3%

(a)          Includes 1.3 Bcfe of proved reserves located in the Gulf Coast area which were included in Lee Keeling’s Mid-Continent, Permian and Rockies report.

Supplemental information relating to oil and natural gas producing activities – continuing operations (unaudited), page 136

Estimated Quantities of Proved Reserves, page 137

6.                                      The disclosure you have in footnote (4) on page 138, explaining revisions for the year ending December 31, 2007, states, “Revisions between December 31, 2006 and December 31, 2007 include a positive revision of 59,550 Mcfe due to price changes and negative revisions totaling 139,325 Mcfe due primarily to performance issues in Appalachia and East Texas/North Louisiana and cost increases, particularly in Appalachia.”  Please provide us the details of these “performance issues.”  Also explain why the cost increases you cite are not apparent in the projected unit production and development costs comparing amounts in your 2006 [$3,398 million/1,223 BCFE = $2.78/MCFE] and 2007 [$5,116 million/1,865
BCFE = $2.74 MCFE] standardized measures.

A significant part of the Appalachia and East Texas/North Louisiana areas performance issues were due primarily to newly drilled previously proved undeveloped locations which encountered higher water quantities and lower initial production rates after movement into the proved developed category.  In Appalachia, which represented over 80% of our total net revisions, the impact of operating cost increases were accentuated by a reduced number of proved undeveloped locations based on 2007 drilling results. The following four tables present our summary of revisions, estimated reserves, future production and development costs and unit statistics on a per Mcfe basis.  The table titled “Statistics” is presented to support our increased costs referenced in our 2007 Form 10-K.  Since we did not separate our future production and development costs (as presented in the following tables and in Question #7 below), cost increases were not apparent.

	Net revisions (Mmcfe) during calendar 2007
Revisions of estimated quantities:	ETX/NLA	Appalachia	Permian, Mid- Continent and other	Total
Pricing impacts:
Incremental volumes from higher pricing	32,509	10,260	16,781	59,550
Performance impacts:
Increased operating costs / performance	(39,483)	(76,340)	(23,502)	(139,325)
Total revisions	(6,974)	(66,080)	(6,721)	(79,775)

	As of December 31,
Estimated reserves (Mmcfe):	2007	2006	2005
Proved developed producing	1,319,816	733,003	354,878
Proved undeveloped	545,314	490,529	87,084
Total proved reserves	1,865,130	1,223,532	441,962

	As of December 31,
Future production and development costs ($ 000’s):	2007	2006	2005
Future production costs	3,624,057	2,192,022	954,302
Future development costs	1,491,801	1,205,668	193,981
Total future production and development costs	5,115,858	3,397,690	1,148,283

	Per Mcfe
Statistics:	2007	2006	2005
Future production costs (1)	$1.94	$1.79	$2.16
Future development costs (2)	$2.74	$2.46	$2.23

(1) Computed using total proved reserves

(2) Computed using only proved undeveloped reserves

Standardized Measure of Discounted Future Net Cash Flows, page 138

7.

The guidance in FAS 69, paragraph 30(b), requires the disclosure of significant estimated future development costs separately from estimated future production costs. It appears you would need to present these amounts separately to comply with FAS 69. Please explain to us the reasons for your current presentation of these figures and submit to us the separate cost.

We acknowledge the Staff’s comment as it relates to paragraph 30(b) of SFAS No. 69. We presented these amounts together as we did not deem separation of development, production and abandonment costs to be significant as separation of these costs would not have impacted total standardized measure. We believe that prospectively, separation of these costs will enhance our disclosure in future filings. The following table shows these costs as they would have appeared had we presented them separately:

(in thousands)	2007	2006	2005
Future production costs	$3,624,057	$2,192,022	$954,302
Future development costs	1,491,801	1,205,668	193,981
Total as presented in the 2007 Form 10-K	$5,115,858	$3,397,690	$1,148,283

Principal sources of change in the Standardized Measure, page 139

8.

The guidance in FAS 69, paragraph 33(g), requires the disclosure of “Previously estimated development costs incurred during the year,” which refers to projected development costs included in prior years’ standardized measure.  It appears you have disclosed “Development costs during the period,” figures which are identical with those disclosed as “costs incurred” on page 136, indicating zero deviation between your prior estimates and actual development costs for the period.  If this is your position, please provide us with an explanation and the underlying support for these exact estimates of future development costs; otherwise, submit the disclosure revisions that you propose to comply with FAS 69.

We acknowledge the Staff’s comment and direct your attention to the fourth and fifth lines titled “Development costs during period” and “Changes in estimated future development costs,” respectively, in the table presenting the principle changes in the Standardized Measure for the year ended December 31, 2007 on page 139. The sum of these two lines equals the total change in future development costs as required by SFAS No. 69, paragraph 33. The variance with the prior years estimate was not zero. EXCO included the difference between development costs estimated in the prior year and the actual amounts incurred in the “Changes in estimated future development costs” line.

We have observed variations in reporting changes in future development costs for changes in standardized measure among our peers.  EXCO chose its reporting methodology to disclose current development costs and all other changes separately, as we believe current year expenditures are an important component of changes in standardized measure.

Website

Operations/Appalachia

9.	We note your website use of terms such as:

	•	“Over 70 Tcfe of estimated undiscovered resource”
	•	“Significant Upside in Shale acreage with over 2 Tcfe of potential”
	•	“Total proved, probable and possible reserves of over 800 Bcfe”

Please consider adding cautionary language similar to the following:

“Cautionary note to U.S. Investors – The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms on this web site that the SEC’s guidelines generally prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K, File No. 1-32743, available from us at sec.com.  You can also obtain this form from the SEC by calling 1-800-SEC-0330.”

Please consider adding explanations for these terms that compares the likelihood of recovery with that of proved reserves.

We acknowledge the Staff’s comment and have posted the following cautionary note on our website under the tab “Legal Notice”:

“CAUTIONARY NOTE TO U.S. INVESTORS - The United States Securities and Exchange Commission (SEC) generally permits oil and natural gas companies, in filings made with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the terms “probable”, “possible”, “potential” or “unproved” to describe volumes of reserves potentially recoverable through additional drilling or recovery techniques that the SEC’s guidelines prohibit us from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by the company. While we believe our calculations of unproved drillsites and estimation of unproved reserves have been appropriately risked and are reasonable, such calculations and estimates have not been reviewed by third party engineers or appraisers. Investors are urged to consider closely the disclosure in our Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-32743) and other filings made by us with the SEC that are available on our website at www.excoresources.com under the Investor Relations tab or by calling us at 214-368-2084. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.”

If you have questions, or require additional information regarding our responses, please call me at 214-368-2084.

Sincerely,

/s/ Mark Wilson

Mark Wilson

Controller, Vice President and Chief Accounting Officer

c:	Craig Arakawa
Jenifer Gallagher
Ronald Winfrey
John Lucas

February 7, 2008

EXCO Partners Operating Partnership, LP

12377 Merit Drive, Suite 1700

Dallas, Texas 75251

Attention:  Mr. Harold L. Hickey

Re:	Estimated Reserves and
Future Net Cash Flow
Constant Pricing

Gentlemen:

In accordance with your request, we have prepared an estimate of the reserves and future net cash flow attributable to the interests owned by EXCO Partners Operating Partnership, LP (EPOP).  The EPOP properties are located in the states of Louisiana and Texas.  This report was prepared according to the Securities and Exchange Commission (SEC) guidelines.  The effective date of this estimate is December 31, 2007, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES			FUTURE NET CASH FLOW
					Present Worth
	Oil	Gas	Net Equiv.	Total	Disc. @ 10%
RESERVE CLASSIFICATION	(MBBL)	(MMCF)	(MMCFE) (1)	(M$)	(M$)

Proved Developed
Producing	2,070	649,134	661,554	3,172,061	1,752,565
Non-Producing	39	16,869	17,103	81,559	43,224
Behind-Pipe	103	25,323	25,941	105,472	29,301
Sub-Total	2,212	691,326	704,598	3,359,092	1,825,090

Proved Undeveloped	1,002	262,360	268,372	676,934	174,015

TOTAL PROVED RESERVES	3,214	953,686	972,970	4,036,026	1,999,105

(1)  Mcfe - one thousand cubic feet equivalent by converting one barrel of oil to six Mcf of natural gas.

Note: Totals may differ from schedules due to roundoff.

Future net cash flow is the amount, exclusive of federal and state income taxes, which will accrue to the subject interests from continued operation of the properties to depletion.  It should not be construed as a fair market or trading value.  No provision has been made for the cost of plugging and abandoning the properties.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist.  Likewise, no attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations. Accordingly, no costs have been included in the event the wells and facilities are not in compliance.

Summary forecasts of annual gross and net production, operating income, and future net cash flow by reserve type are included as Schedule No. 1.  A sequential listing of the individual properties based on discounted future net cash flow by reserve type is included as Schedule No. 2.  An alphabetical one-line summary by property is reflected on Schedule No. 3.

CLASSIFICATION OF RESERVES

Reserves assigned to the various leases and/or wells have been classified as either “proved developed” or “proved undeveloped” in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission.  These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” “proved developed non-producing” and “proved developed behind-pipe.”

Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation treatments based on analogy to nearby wells.

2

Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.

ESTIMATION OF RESERVES

The majority of the subject properties have been producing for a considerable length of time. The estimation of reserves for these wells has been based on the extrapolation of the existing historic production decline curves and/or pressure decline trends to economic limits or abandonment pressures.

Reserves anticipated from recently completed or new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures, and other pertinent factors were considered in the estimations of these reserves.

Reserves assigned to behind-pipe zones have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

FUTURE NET CASH FLOW

Oil Income

Income from the sale of oil was estimated using the West Texas Intermediate - Cushing December 31, 2007 price of $95.92 per barrel as provided by the staff of EXCO Resources, Inc. (EXCO).  All prices were adjusted for historical price differentials.  All prices were held constant throughout the life of each lease.  Adjustments were made for state severance and ad valorem taxes.

Gas Income

Income from the sale of gas was based upon the December 31, 2007 Henry Hub Spot price of $6.80 per MMBTU for each well as provided by the staff of EXCO.  All prices were adjusted for historical price differentials.  All prices were held constant throughout the life of each lease.  Adjustments were made for state severance and ad valorem taxes.

Operating Expenses

Operating expenses were based upon actual operating costs charged by EXCO or the respective operators, as supplied by the staff of EXCO.  All expenses were held constant throughout the life of each lease.

Future Expenses

Provisions have been made for future expenses required for recompletion and drilling.  These costs are forecast based upon current estimates, regardless of the time they are incurred.

3

GENERAL

Information upon which this estimate has been based was furnished by the staff of EXCO or was obtained by us from outside sources we consider to be reliable.  This information is assumed correct.  No attempt has been made to verify title or ownership of the subject properties.

Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of EXCO.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character.  The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required.  The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time.  Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.  As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.

The projection of cash flow has been made assuming constant prices.  There is no assurance that prices will not vary.  For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations can be made available for inspection in our office.

This report is to be used only in its entirety.

We appreciate this opportunity to be of service to you.

Very truly yours,

LEE KEELING AND ASSOCIATES, INC.

4

February 7, 2008

EXCO Resources, Inc.

12377 Merit Drive, Suite 1700

Dallas, Texas 75251

Attention:  Mr. Harold L. Hickey

Re:	Estimated Reserves and
Future Net Cash Flow
Constant Pricing

Gentlemen:

In accordance with your request, we have prepared an estimate of the reserves and future net cash flow attributable to the interests owned by EXCO Resources, Inc. (EXCO) and are located in the states of Kansas, Louisiana, New Mexico, Oklahoma, Texas and Wyoming.  This report was prepared according to the Securities and Exchange Commission (SEC) guidelines.  The effective date of this estimate is December 31, 2007, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES			FUTURE NET CASH FLOW
					Present Worth
	Oil	Gas	Net Equiv.	Total	Disc. @ 10%
RESERVE CLASSIFICATION	(MBBL)	(MMCF)	(MMCFE) (1)	(M$)	(M$)

Proved Developed
Producing	10,377	265,863	328,125	1,955,674	1,016,623
Non-Producing	192	5,620	6,772	45,076	24,660
Behind-Pipe	581	23,599	27,085	167,133	44,023
Sub-Total	11,150	295,082	361,982	2,167,883	1,085,306

Proved Undeveloped	3,551	90,375	111,681	526,195	219,019

TOTAL PROVED RESERVES	14,701	385,457	473,663	2,694,078	1,304,325

(1)  Mcfe - one thousand cubic feet equivalent by converting one barrel of oil to six Mcf of natural gas.

Note:  Totals may differ from schedules due to roundoff.

Future net cash flow is the amount, exclusive of federal and state income taxes, which will accrue to the subject interests from continued operation of the properties to depletion.  It should not be construed as a fair market or trading value.  No provision has been made for the cost of plugging and abandoning the properties.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist.  Likewise, no attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations. Accordingly, no costs have been included in the event the wells and facilities are not in compliance.

Summary forecasts of annual gross and net production, operating income, and future net cash flow by reserve type are included as Schedule No. 1.  A sequential listing of the individual properties based on discounted future net cash flow by reserve type is included as Schedule No. 2.  An alphabetical one-line summary by property is reflected on Schedule No. 3.

CLASSIFICATION OF RESERVES

Reserves assigned to the various leases and/or wells have been classified as either “proved developed” or “proved undeveloped” in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission.  These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” “proved developed non-producing” and “proved developed behind-pipe.”

Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation treatments based on analogy to nearby wells.

2

Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.

ESTIMATION OF RESERVES

The majority of the subject properties have been producing for a considerable length of time. The estimation of reserves for these wells has been based on the extrapolation of the existing historic production decline curves and/or pressure decline trends to economic limits or abandonment pressures.

Reserves anticipated from recently completed or new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures, and other pertinent factors were considered in the estimations of these reserves.

Reserves assigned to behind-pipe zones have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

FUTURE NET CASH FLOW

Oil Income

Income from the sale of oil was estimated using the West Texas Intermediate - Cushing December 31, 2007 price of $95.92 per barrel as provided by the staff of EXCO.  All prices were adjusted for historical price differentials.  All prices were held constant throughout the life of each lease.  Adjustments were made for state severance and ad valorem taxes.

Gas Income

Income from the sale of gas was based upon the December 31, 2007 Henry Hub Spot price of $6.80 per MMBTU for each well as provided by the staff of EXCO.  All prices were adjusted for historical price differentials.  All prices were held constant throughout the life of each lease.  Adjustments were made for state severance and ad valorem taxes.

Operating Expenses

Operating expenses were based upon actual operating costs charged by EXCO or the respective operators, as supplied by the staff of EXCO.  All expenses were held constant throughout the life of each lease.

Future Expenses

Provisions have been made for future expenses required for recompletion and drilling.  These costs are forecast based upon current estimates, regardless of the time they are incurred.

3

GENERAL

Information upon which this estimate has been based was furnished by the staff of EXCO Resources, Inc. or was obtained by us from outside sources we consider to be reliable.  This information is assumed correct.  No attempt has been made to verify title or ownership of the subject properties.

Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of EXCO Resources, Inc.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character.  The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required.  The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time.  Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.  As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.

The projection of cash flow has been made assuming constant prices.  There is no assurance that prices will not vary.  For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations can be made available for inspection in our office.

This report is to be used only in its entirety.

We appreciate this opportunity to be of service to you.

Very truly yours,

LEE KEELING AND ASSOCIATES, INC.

4

February 7, 2008

North Coast Energy, Inc.

12377 Merit Drive, Suite 1700

Dallas, Texas 75251

Attention:  Mr. Harold L. Hickey

Re:	Estimated Reserves and
Future Net Cash Flow
Constant Pricing

Gentlemen:

In accordance with your request, we have prepared an estimate of the reserves and future net cash flow attributable to the interests owned by North Coast Energy, Inc. (North Coast).  North Coast’s properties will be located in the states of Kentucky, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia.  This report was prepared according to the Securities and Exchange Commission (SEC) guidelines.  The effective date of this estimate is December 31, 2007, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES			FUTURE NET CASH FLOW
					Present Worth
	Oil	Gas	Net Equiv.	Total	Disc. @ 10%
RESERVE CLASSIFICATION	(MBBL)	(MMCF)	(MMCFE) (1)	(M$)	(M$)

Proved Developed
Producing	1,811	235,316	246,182	1,185,901	489,443
Non-Producing	7	7,012	7,054	35,265	12,751
Behind-Pipe	—	—	—	—	—
Sub-Total	1,818	242,328	253,236	1,221,166	502,194

Proved Undeveloped	1,197	158,079	165,261	724,846	183,639

TOTAL PROVED RESERVES	3,015	400,407	418,497	1,946,012	685,833

(1)  Mcfe - one thousand cubic feet equivalent by converting one barrel of oil to six Mcf of natural gas.

Note: Totals may differ from schedules due to roundoff.

Future net cash flow is the amount, exclusive of federal and state income taxes, which will accrue to the subject interests from continued operation of the properties to depletion.  It should not be construed as a fair market or trading value.  No provision has been made for the cost of plugging and abandoning the properties.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist.  Likewise, no attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations. Accordingly, no costs have been included in the event the wells and facilities are not in compliance.

Summary forecasts of annual gross and net production, operating income, and future net cash flow by reserve type are included as Schedule No. 1.  A sequential listing of the individual properties based on discounted future net cash flow by reserve type is included as Schedule No. 2.  An alphabetical one-line summary by property is reflected on Schedule No. 3.

CLASSIFICATION OF RESERVES

Reserves assigned to the various leases and/or wells have been classified as either “proved developed” or “proved undeveloped” in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission.  These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” “proved developed non-producing” and “proved developed behind-pipe.”

Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation treatments based on analogy to nearby wells.

2

Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.

ESTIMATION OF RESERVES

The majority of the subject properties have been producing for a considerable length of time. The estimation of reserves for these wells has been based on the extrapolation of the existing historic production decline curves and/or pressure decline trends to economic limits or abandonment pressures.

Reserves anticipated from recently completed or new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures, and other pertinent factors were considered in the estimations of these reserves.

Reserves assigned to behind-pipe zones have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

FUTURE NET CASH FLOW

Oil Income

Income from the sale of oil was estimated using the West Texas Intermediate - Cushing December 31, 2007 price of $95.92 per barrel as provided by the staff of EXCO Resources, Inc. (EXCO).  All prices were adjusted for historical price differentials.  All prices were held constant throughout the life of each lease.  Adjustments were made for state severance and ad valorem taxes.

Gas Income

Income from the sale of gas was based upon the December 31, 2007 Henry Hub Spot price of $6.80 per MMBTU for each well as provided by the staff of EXCO.  All prices were adjusted for historical price differentials.  All prices were held constant throughout the life of each lease.  Adjustments were made for state severance and ad valorem taxes.

Operating Expenses

Operating expenses were based upon actual operating costs charged by EXCO or the respective operators, as supplied by the staff of EXCO.  All expenses were held constant throughout the life of each lease.

Future Expenses

Provisions have been made for future expenses required for recompletion and drilling.  These costs are forecast based upon current estimates, regardless of the time they are incurred.

3

GENERAL

Information upon which this estimate has been based was furnished by the staff of EXCO or was obtained by us from outside sources we consider to be reliable.  This information is assumed correct.  No attempt has been made to verify title or ownership of the subject properties.

Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of EXCO.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character.  The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required.  The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time.  Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.  As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.

The projection of cash flow has been made assuming constant prices.  There is no assurance that prices will not vary.  For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations can be made available for inspection in our office.

This report is to be used only in its entirety.

We appreciate this opportunity to be of service to you.

Very truly yours,

LEE KEELING AND ASSOCIATES, INC.

4